Exhibit 107
Calculation of Filing Fee Tables
Schedule TO/A
(Form Type)
Sonder Holdings Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$16,136,524	(1)	0.0001102	$1,778.24	(2)
Fees Previously Paid	—
Total Transaction Valuation	$16,136,524	(1)
Total Fees Due for Filing				$1,778.24
Total Fees Previously Paid				$ —
Total Fee Offsets				$ —
Net Fee Due				$1,778.24

(1) Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be repriced pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 24,155,664 shares of the issuer’s common stock, having an aggregate value of $16,136,524 as of October 15, 2022, calculated based on a Black-Scholes model will be repriced pursuant to this offer.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $110.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01102% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

(3) The fee of $1,778.24 was paid in connection with the original filing of this Schedule TO by the issuer (File No. 005-92541) on October 18, 2022.